THE EXPLORATION COMPANY OF DELAWARE, INC.
500 North Loop 1604 East, Suite 250
San Antonio, Texas 78232



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on May 14, 2004

TO OUR SHAREHOLDERS:

The Annual Meeting of Shareholders of The Exploration Company of Delaware, Inc. (the "Company"), will be held at The Petroleum Club of San Antonio, 8620 North New Braunfels Avenue, San Antonio, Texas on Friday, May 14, 2004, at 10:00 A.M. San Antonio time, for the following purposes:

1. To elect two Class C directors to serve for three-year terms expiring in 2007;

2. To ratify the appointment of Akin, Doherty, Klein & Feuge, P.C., certified public accountants, as independent auditors of the Company and its subsidiaries for the calendar year ending December 31, 2004; and

3. To transact any other business as properly may come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 1, 2004 (the Record Date) are entitled to notice of and to vote at the meeting or any adjournment thereof. We hope you will be represented at the meeting whether or not you expect to be present in person. **This year you again have three options in submitting your vote prior to the meeting date:**

1. Over the Internet, at the address shown on your proxy card. If you have access to the Internet, we encourage you to vote in this manner.

2. By telephone through the Toll-Free number shown on your proxy card.

3. By signing and returning the enclosed proxy card in the accompanying envelope as promptly as possible.

If you hold your shares in the name of a bank or broker, the availability of telephone and Internet voting depends on their voting processes. Please follow the directions on your proxy card carefully. Your vote is important, and the Board of Directors of the Company appreciates your cooperation in promptly returning proxies.

With this mailing, we are also offering you the option to receive future proxy materials via the Internet. You can sign up by following the simple instructions contained on the proxy card in this mailing. Receiving future Annual Reports and Proxy Statements through the Internet will be simpler for you, will save your Company production and mailing expenses and is friendlier to the environment. We hope you will take advantage of this option.

              BY ORDER OF THE BOARD OF DIRECTORS

              /s/ Roberto R. Thomae
              Corporate Secretary and
              Vice President - Capital Markets

April 23, 2004

THE EXPLORATION COMPANY OF DELAWARE, INC.
500 North Loop 1604 East, Suite 250
San Antonio, Texas 78232

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 14, 2004

SOLICITATION AND REVOCABILITY OF PROXIES

The enclosed proxy is solicited on behalf of the Board of Directors of The Exploration Company of Delaware, Inc. (the "Company") for use at the Annual Meeting of Shareholders (the "Meeting") on May 14, 2004, at 10:00 A.M. San Antonio time to be held at The Petroleum Club of San Antonio, 8620 North New Braunfels Avenue, San Antonio, Texas, and at any adjournment thereof.

The cost of soliciting proxies will be borne by the Company. In addition, the Company will reimburse its transfer agent for charges and expenses in connection with the distribution of proxy material to the beneficial owners. The Company has also engaged the firm of The Altman Group to assist in the distribution and solicitation of proxies in person or by use of telephone, facsimile, or other electronic means and estimates a cost of $6,000 for these services. Solicitations may further be made by officers, directors and regular employees of the Company, without additional compensation.

Any shareholder giving a proxy for the Meeting has the power to revoke it at any time prior to its use at the meeting. You may do so by (a) signing another proxy with a later date and returning it to us prior to the meeting, (b) voting again by telephone or over the Internet prior to 12:01 A.M. EST on May 14, 2004, or (c) voting again at the meeting. The approximate date on which this Proxy Statement and the accompanying form of the proxy are first sent or given to security holders is April 23, 2004. In addition to this Proxy Statement, the Company is pleased to enclose a copy of its 2003 Annual Report for the year ended December 31, 2003.

PURPOSE OF MEETING

At the Meeting, action will be taken: (1) to elect two Class C directors to hold office until 2007 or until their successors have been duly elected and qualified; and (2) to ratify the appointment of Akin, Doherty, Klein & Feuge, P.C. certified public accountants, as independent auditors of the Company and its subsidiaries for the calendar year ending December 31, 2004; and (3) to transact any other business that may properly come before the Meeting. The Board of Directors does not know of any other matter that is to come before the Meeting. If any other matters are properly presented for consideration, however, the persons authorized by the enclosed proxy will have discretion to vote on such matters in accordance with their best judgment.

OUTSTANDING SHARES, QUORUM AND VOTING RIGHTS

Only holders of record of Common Stock of the Company at the close of business on April 1, 2004, shall be entitled to notice of and to vote at the Meeting. As of the close of business on April 1, 2004, there were 23,381,145 shares of Common Stock outstanding and entitled to be voted. Each share outstanding entitles the holder thereof to one vote for each available position as director.

One-half of the outstanding shares of Common Stock represented in person or by proxy will constitute a quorum at the Meeting. However, if a quorum is not represented at the Meeting, the shareholders entitled to vote at the meeting, present in person or represented by proxy, have the power to adjourn the Meeting from time to time, without notice other than by announcement at the Meeting, until a quorum is present or represented. At any such adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting.

Each share of Common Stock may be voted to elect up to two individuals (the number of Class C directors to be elected) as directors of the Company. To be elected, each nominee must receive a plurality of all votes cast with respect to such position as director. It is intended that unless authorization to vote for one or more nominees for director is withheld, proxies will be voted for the election of all of the nominees named in this Proxy Statement.

Votes cast by proxy or in person will be counted by one or more persons appointed by the Company to act as inspectors (the "Election Inspectors") for the Meeting. The Election Inspectors will treat shares represented by proxies that reflect abstentions as shares that are present and entitled to vote for the purpose of determining the presence of a quorum and for determining the outcome of any matter submitted to the shareholders for a vote. Under Delaware law, in an election of directors, the candidate for each director's position having the highest number of votes cast in favor of his or her election is elected as director. As to the ratification of the Company's auditors, Delaware law provides that an action of shareholders is approved if it receives the affirmative vote of the majority of shares present in person or represented by proxy at the Meeting and entitled to vote on the subject matter. Thus abstention and broker non-votes generally would have no effect on any vote.

Broker non-votes occur when a broker holding stock in street name votes the shares on some matters but not others. Brokers are permitted to vote on routine, non-controversial proposals in instances where they have not received voting instruction from the beneficial owner of the stock but are not permitted to vote on non-routine matters. The missing votes on non-routine matters are deemed to be "broker non-votes." The Election Inspectors will treat broker non-votes as shares that are present and entitled to vote for the purpose of determining the presence of a quorum. However, for the purpose of determining the outcome of any matter as to which the broker or nominee has indicated on the Proxy that it does not have discretionary authority to vote, those shares will be treated as not present and not entitled to vote with respect to that matter (even though their shares are considered entitled to vote for quorum purposes and may be entitled to vote on other matters).

PROPOSAL I -- ELECTION OF DIRECTORS

Effective in May 2000, the Board of Directors expanded the number of seats on the Board of Directors to six members. In the May 2001 Shareholders Meeting, a proposal was passed to amend the Company's Certificate of Incorporation establishing a classified board of directors. The classified board provisions divided the Board into three classes of directors, Classes A, B and C, with each class of equal number. Each class of Directors serves a three-year term in office, on a staggered basis. If any director resigns, dies or is otherwise unable to serve, the Board of Directors may fill the vacancy for the unexpired term. Each of the current nominees has consented to serve as a Class C director, and if elected, will serve until the annual meeting of shareholders in 2007. Effective in August 2003 the Board of Directors expanded the number of seats on the Board of Directors to seven members by the addition of a Class D (Series B Preferred) Director position, pursuant to the issuance of Redeemable Preferred Stock, Series B and certain covenants therein. The Preferred Director position will exist so long as any shares of the Series B Preferred stock are outstanding. The named Preferred Director is elected by the vote of a majority of the holders of Series B Preferred stock and has such voting rights and powers as are detailed in the Certificate of Designation of Redeemable Preferred Stock, Series B, a copy of which has been filed with the Securities and Exchange Commission, is available on the Company's website at www.txco.com and is incorporated by reference herein. The proxies named in the accompanying proxy have been designated by the Board of Directors and they intend to vote for the following nominees for election as Class C directors, unless otherwise instructed in such proxy. The Board of Directors has no reason to believe that any nominee will be unable to serve if elected. In the event any nominee shall become unavailable for election, the proxies named in the accompanying proxy intend to vote for the election of a substitute nominee of their selection.

The following table sets forth for each Class C nominee for election as a director and the continuing Class A and Class B and Class D Directors of the Company, his age, principal occupation, position with the Company and certain other information:

Age	Name and Principal Occupation	Dir. Since
	NOMINEES FOR ELECTION:	
60	Mr. Michael J. Pint - Class C	1997
	Mr. Pint has served as a Director since May 1997. He has been a member of the Audit Committee of the Board of Directors since June 1997 and served as its Chairman since April 1998. Mr. Pint also serves as the Audit Committee Financial Expert, as defined by the SEC. Mr. Pint has been a member of the Compensation Committee since June 1997 and served as its Chairman from April 1998 through May 2001. He has been a member of the Nominations Committee since its inception in May 2001. Mr. Pint has more than 36 years banking experience, serving in the bank regulatory arena as well as in the capacity of chairman, president and director of 40 different banks and bank holding companies throughout the country. Previous bank regulatory and management positions include a four-year term as Commissioner of Banks of Minnesota and Chairman of the Minnesota Commerce Commission from 1979 to 1983 and Senior Vice-President and Chief Financial Officer of the Federal Reserve Bank of Minneapolis, Minnesota through 1983.	

55   <u>Mr. James E. Sigmon - Class C</u>   **1984**

Mr. Sigmon has served as the Company's President and Chief Executive Officer since February 1985. He has been a Director of the Company since July 1984. He served as a Director of ExproFuels, Inc. through November 1998. As an engineer, Mr. Sigmon has been active for 31 years in the exploration and development of oil and gas properties. Prior to joining the Company, he served in the management of a private oil and gas exploration company active in drilling wells in South Texas.

CONTINUING DIRECTORS:

74   <u>Mr. Robert L. Foree, Jr. - Class A</u>   **1997**

Mr. Foree has served as a Director since May 1997 and as a member of the Audit and Compensation Committees of the Board of Directors since June 1997. He has been a member of the Nominations Committee and served as its Chairman since its inception in May 2001. A geologist by training, he has been active for more than 46 years in the exploration and development of oil and gas properties. Since 1992, Mr. Foree has served as President of Foree Oil Company, a privately held Dallas, Texas, based independent oil and gas exploration and production company.

48   <u>Mr. Thomas H. Gose - Class A</u>   **1989**

Mr. Gose has served as a Director of the Company since February 1989, as Secretary from 1992 through March 1997 and as Assistant Secretary from March 1997 until August 2002. He has been a member of the Nominations Committee since May 2001. Mr. Gose served as a member of the Audit Committee from May 2001 until 2002, and rejoined the Committee in February 2004. He served as President and Director of the Company's former subsidiary, ExproFuels, Inc. from 1994 through 1999. Since October 2000 he has served as President of NEOgas, Ltd. a Houston based subsidiary of NEOppg International Ltd. NEOgas develops and markets technologies to transport and deliver compressed natural gas to markets with stranded gas production or stranded customer bases. Mr. Gose formerly served as Director, CEO and President of Retamco Operating, Inc. (a large shareholder of the Company), its predecessors and affiliates, from 1987 through 1998. Thomas H. Gose is the son of Stephen M. Gose, Jr.

74   <u>Mr. Stephen M. Gose, Jr.- Class B</u>   **1984**

Mr. Gose has served as Chairman of the Board of Directors of the Company since July 1984. He has been a member of the Compensation Committee since June 1997, served as its Chairman through April 1998 and was renamed as Chairman in February 2004. Mr. Gose was a member of the Audit Committee from June 1997 through May 2001 and served as its Chairman from June 1997 through April 1998. He has been a member of the Nominations Committee since its inception in May 2001. Mr. Gose served as a Director of the Company's former subsidiary, ExproFuels, Inc. from 1994 through 1999. A geologist by training, Mr. Gose has been active for more than 46 years in exploration and development of oil and gas properties, in real estate development and in ranching through the operations of Retamco Operating, Inc., its predecessors and affiliates.

58   <u>Mr. Alan L. Edgar- Class B</u>   **2000**

Mr. Edgar has served as a Director of the Company since May 2000, as a member of the Compensation Committee of the Board of Directors since that time and as the committee's Chairman from May 2001 until February 2004. He served as a member of the Audit Committee from May 2000 thru February 2004. Mr. Edgar has been a member of the Nominations Committee since its inception in May 2001. He has been involved in energy related investment banking and equity analysis for over 30 years. Since 1998, Mr. Edgar has served as President of Cochise Capital, Inc. a privately held Dallas, Texas based company specializing in exploration and production related mergers and acquisitions advisory and financing.

Previous public company mergers and acquisitions, investment banking and energy financing experience includes serving as Managing Director and Co-Head of the Energy Group of Donaldson, Lufkin & Jenrette Securities, Inc., from 1990 to 1997, as Managing Director of the Energy Group of Prudential-Bache Capital Funding from 1987 to 1990 and as Corporate and Research Director of Schneider, Bernet & Hickman, Inc. (Thompson, McKinnon) from 1972 through 1986.

35   Mr. Charles W. Yates, III - Class D (Series B Preferred Director)   2003

Mr. Yates has served as a Director since August 2003. Mr. Yates joined Kayne Anderson Capital Advisors ("Kayne Anderson") in March 2001, where he is a Managing Director and is responsible for the origination and execution of private equity transactions in the energy industry. Previously, Mr. Yates joined Stephens, Inc., an integrated merchant and investment bank, in June 1994 where his final position was Senior Vice President and head of the Power Technology Group. Mr. Yates also serves on the Board of Directors for Cannon Energy Inc.

None of the nominees for director or executive officers of the Company has a family relationship with any of the other nominees for director or executive officers except that Stephen M. Gose, Jr. is the father of Thomas H. Gose.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ABOVE NOMINEES FOR ELECTION AS CLASS C DIRECTORS.

CORPORATE GOVERNANCE

The Company has long believed that good corporate governance is important to assure that it is managed for the long-term benefit of its shareholders. The Board of Directors and Management are committed to good business practices, transparency in financial reporting and the highest level of corporate governance and ethics. During the past few years, the Board has been reviewing existing corporate governance policies and practices and comparing them to those suggested by various authorities in corporate governance and the practices of other public companies. It has specifically been reviewing the provisions of the Sarbanes-Oxley Act of 2002, the new and proposed rules of the Securities and Exchange Commission and the new and proposed listing standards and rules of the Nasdaq Stock Market.

The Board of Directors has reaffirmed existing policies and initiated actions voluntarily adopting new policies consistent with many of the new rules and listing standards in advance of their effective dates. In particular, the Company has:

- A majority of independent directors
- Continued its longstanding practice of monthly board meetings
- A compensation committee with a majority of independent directors
- An audit committee consisting solely of independent directors
- An audit committee chair qualifying as an "Audit Committee Financial Expert" under the new SEC rules
- A formal audit committee charter revised subsequent to its original filing in April 2001 (see Appendix A)
- Exclusively empowered the audit committee to engage independent auditors and pre-approve non-audit services and to engage other outside advisors (see Appendix C)
- Provided routine access by audit committee to independent auditors, legal counsel and all management and employee levels
- Adopted a formal governance and nominating committee charter (see Appendix B)
- A governance and nominating committee with a majority of independent directors
- Established regular practice of executive sessions comprised exclusively of independent directors
- Adopted a formal Code of Ethical Conduct for Senior Officers and Financial Managers pursuant to Regulation S-K
- Adopted a formal Code of Conduct applicable to all employees pursuant to new Nasdaq rules
- Adopted a formal whistleblower protection policy
- Adopted a formal complaint handling policy and toll free hotline regarding accounting practices
- Expanded disclosures regarding critical accounting policies
- Engaged a nationally recognized accounting firm to assist Management in the review, evaluation and documentation of the company's significant internal controls pursuant to new Section 404 requirements
- Engaged counsel to review and confirm the independence of qualifying directors
- No history of personal loans to executive officers and directors

More information about the Company's Corporate Governance practices and procedures is available on the Company's website at www.txco.com.

SHAREHOLDER COMMUNICATION WITH BOARD OF DIRECTORS

The Board of Directors has established a process for securities holders to send communications, other than sales-related communications, to one or more of its members. Any such communications should be sent by letter addressed to the member or members of the Board to whom it is directed, care of the Corporate Secretary, The Exploration Company, 500 North Loop 1604 East, Suite 250, San Antonio, Texas 78232. All such communications will be forwarded to the Board member or members specified.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors of the Company held a total of 12 meetings during the calendar year ended December 31, 2003, and committees of the Board held meetings as follows: Audit Committee (11 times), Compensation Committee (six times), Nominating Committee (did not meet). All directors attended at least 79% of the regular meetings of the Board and Board committees of which they are members during the calendar year.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominations Committee. The Audit and Compensation Committees were established in May 1997. Members of the Audit Committee are all independent directors and the Compensation Committee has a majority of independent directors. The functions of the Audit Committee, which is chaired by Michael J. Pint and includes Robert L. Foree, Jr. and Thomas H. Gose as members, are to engage the Company's independent accountants and to review with management and the independent accountants the Company's internal controls, financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Mr. Alan L. Edgar was formerly a member of the Audit Committee, but resigned in February 2004 in order to comply with the new "independent director" requirements under the latest SEC rules and guidelines and listing standards of the Nasdaq Stock Market.

The functions of the Compensation Committee, chaired by Stephen M. Gose, Jr., with Robert L. Foree, Jr., Michael J. Pint and Alan L. Edgar as members, are to review and approve the compensation, stock options and employment benefits of all officers of the Company, to administer the Company's 1995 Flexible Incentive Plan, to fix the terms of other employee benefit arrangements and to make awards under such arrangements. None of the individuals serving on the Compensation Committee was an officer or employee of the Company during 2003, and all except Mr. Edgar were independent directors, within the meaning of the Securities Exchange Act of 1934 (the '34 Act) and its regulations. There were no interlocks within the meaning of the '34 Act.

The Board established a Nominating Committee in May 2001. The committee is chaired by Robert L. Foree, Jr. and includes Stephen M. Gose, Jr., Michael J. Pint, Thomas H. Gose and Alan L. Edgar. All, except Mr. Edgar, were independent directors within the meaning of the '34 Act. The function of the Nominating Committee is to evaluate the performance of incumbent directors and to make recommendations to the board and shareholders concerning director nominees. The committee has adopted a formal governance and nominating committee charter defining its purpose, membership requirements, authority and responsibility, which is included as Appendix B of this document. A copy of the charter is also available on the Company's website at www.txco.com. The committee will consider timely shareholder nominations for directors. Any such nomination, together with a written statement of the nominee's qualifications and consent to be considered as a nominee and to serve if elected, should be mailed to the Secretary of the Company no later than December 31, 2004, to be included in the proxy statement in connection with next year's Annual Meeting of Shareholders. The nomination should set forth as to each nominee whom the shareholder proposes to nominate for election or re-election as director the following:

a. the name, age, business and residence addresses of the nominee;
b. the principal occupation or employment of the nominee;
c. the number of shares of common stock beneficially owned by the nominee; and
d. any other information concerning the nominee that would be required to appear in a proxy statement for the election of such nominee under the rules of the SEC.

Mr. Edgar received payments in early 2004 related to investment advisory services in connection with a contract in place prior to his election to the Board. The Board has determined that these payments are not material and do not affect Mr. Edgar's judgment in carrying out his duties on the Compensation and Nominations committees. The Board members believe that in light of Mr. Edgar's substantial industry experience, coupled with his prior service to the Company, it is in the best interest of the Company and its shareholders for Mr. Edgar to continue to serve on these committees. In accordance with the new Nasdaq rules he will be replaced on these committees within two years.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors has furnished the following report: The Company's Board of Directors adopted an updated charter for the Audit Committee, a copy of which was filed as an exhibit to our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2004, and is included as Appendix A of this document. The Audit Committee charter sets out the responsibilities, authority and specific duties of the Audit Committee, including the pre-approval of non-audit services by the company auditor (see also Appendix C). The Board has determined that each current member of this Committee is "independent" as defined in Rule 4200 (a) (15) of the NASD listing standards. The Board has determined that its Audit Committee Chairman, Mr. Michael J. Pint qualifies as a Financial Expert under the applicable rules and has designated that he serve in that capacity for the Committee.

As noted in the Audit Committee's charter, the Company's management is responsible for preparing the Company's financial statements. The Company's independent auditors are responsible for auditing the financial statements. The activities of the committee are in no way designed to supersede or alter those traditional responsibilities. The Committee's role does not provide any special assurances with regard to the Company's financial statements, nor does it involve a professional evaluation of the quality of the audits performed by the independent auditors. The Committee's role provides for the exclusive review and pre-approval of non-audit service by the independent auditors. To that end, the Committee has adopted specific procedures to assure compliance with applicable SEC rules and provisions, including: the requirement of periodic reports as to year to date fees and ongoing status of engagements; specific identification of prohibited services, specific advance notification, proposed project description, fee and time estimate and specific approval authorization procedures. The Committee Chair has the authority to pre-approve any non-audit services, subject to review by the full committee at its next regularly scheduled meeting.

The Committee has reviewed and discussed the audited financial statements with management. The Committee has discussed with the independent auditors, Akin, Doherty, Klein & Feuge, P.C., the matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit Committees and No. 90, Audit Committee Communications.

The Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, has considered the compatibility of non-audit services with the auditors' independence, and has discussed with the auditors the auditor's independence. Based on the review and discussions referred to above, the committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for 2003 for filing with the SEC. This report has been submitted by the members of The Exploration Company Audit Committee for 2003:

Michael J. Pint, Robert L. Foree, Jr., Thomas H. Gose

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933 or the '34 Act that might incorporate this proxy statement or future filings with the SEC, in whole or in part, the foregoing report shall not be deemed to be incorporated by reference into any such filing.

AUDITOR INDEPENDENCE

The Audit Committee has chosen the firm of Akin, Doherty, Klein & Feuge, P.C. ("Akin Doherty") as independent auditors for the Company. Representatives of Akin Doherty are expected to be present, and be available to respond to appropriate questions, at the annual meeting. They have the opportunity to make a statement if they desire to do so; they have indicated that, as of this date, they do not.

Audit Fees: Akin Doherty's fees were $62,950 and $44,550, paid during 2003 and 2002 respectively, for its independent audit of our annual financial statements, and review of the financial statements contained in our quarterly reports on Form 10-Q.

Audit-Related Fees: Fees paid to Akin Doherty were $12,475 and $10,600 during 2003 and 2002, respectively, for its review of information related to stock offerings, registration statements and new accounting pronouncements.

Tax Fees: Fees paid to Akin Doherty were $15,700 and $6,275 for 2003 and 2002, respectively, for its professional services related to federal and state tax compliance, tax advice and tax planning.

All Other Fees: Fees paid to Akin Doherty were $800 and $1,050 for 2003 and 2002, respectively, for its professional services related to research on proposed transactions, and miscellaneous other immaterial items.

COMPENSATION OF DIRECTORS

Members of the Board of Directors who serve as Executive Officers of the Company are not compensated for any services provided as a Director. Non-employee Directors of the Company receive an annual retainer fee of $15,000 per year upon election to the Board. Additionally, the non-employee directors are paid a fee of $1,000 plus reimbursement of related travel expenses for each board meeting attended. The chairman of the Audit Committee and the chairman of the Compensation Committee receive an additional $10,000 per year. Beginning in 1997, upon assuming Director status, new non-employee directors have been awarded 10-year options ("Directors Options") for the purchase of 75,000 shares of Company common stock at 110% of the stock's market value on the date of grant, with such options vesting in equal amounts over their first three years of service.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following tables set forth the beneficial ownership of the Company's Common Stock, as of March 5, 2004, for certain beneficial owners and management. Each of the persons or entities listed has sole voting power and sole investment power with respect to the shares listed opposite his or its name.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information concerning all persons known to the Company to beneficially own five percent (5%) or more of its common stock as of March 5, 2004, including information filed pursuant to Rule 13d filings made available to the Company during the year.

Name and Address of Beneficial Owner		Number of Shares Beneficially Owned	Percent Owned
Kayne Anderson Energy Fund II, L.P. 1100 Louisiana, Ste. 4550 Houston, Texas 77002		1,866,666	7.98%
Stephen M. Gose, Jr. HCR Box 1010 Hwy 212 Roberts, Montana 59070	(1)	1,542,877	6.58%
Tahoe Invest Innere Guterstrasse 4 6304 Zug, Switzerland		1,200,000	5.13%

(1) Please see related footnotes in the Security Ownership of Management table that follows.

SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the number of shares of common stock beneficially owned as of March 5, 2004, by each director, each executive officer named in the Summary Compensation Table and by all directors and executive officers as a group. Information provided is based on Forms 3, 4, 5, stock records of the Company and the Company's transfer agent.

Name		Number of Shares Beneficially Owned	Percent Owned (1)
Stephen M. Gose, Jr.	(3) (7)	1,542,877	6.58 %
Thomas H. Gose	(7) (8)	849,601	3.63 %
James E. Sigmon	(2)	774,400	3.22 %
Michael Pint	(4)	325,000	1.39 %
Alan L. Edgar	(5)	303,433	1.29 %
Robert L. Foree, Jr.	(4)	99,100	0.42 %
Charles W. Yates, III	(10)	1,866,666	7.98 %
James J. Bookout	(9)	-	-
P. Mark Stark	(9)	-	-
Roberto R. Thomae	(6)	175,000	0.74 %
Richard A. Sartor	(6)	50,000	0.21%
All Directors and Executive Officers as a group		5,986,077	24.12 %

(1) Except as otherwise noted, the Company believes that each named individual has sole voting and investment power over the shares beneficially owned.

(2) The number of shares beneficially owned by Mr. Sigmon includes 74,400 shares owned directly and 700,000 shares of the Company's Common Stock reserved for issuance through options issued under the Company's 1995 Flexible Incentive Plan.

(3) The number of shares beneficially owned by Mr. Stephen M. Gose, Jr. include his 100% interest, shared equally with his spouse, in 1,467,877 shares owned by Retamco Operating, Inc.

(4) The number of shares beneficially owned by Mr. Pint and Mr. Foree each includes 75,000 shares of the Company's Common Stock reserved for issuance under non-qualified options issued to non-employee directors of the Company exercisable at March 5, 2004, plus 250,000 and 24,100 respectively, of directly owned shares.

(5) The number of shares beneficially owned by Mr. Edgar includes: 95,100 shares owned directly; 133,333 shares of the Company's Common Stock reserved for issuance under five year warrants, granted in February 2000, for services rendered prior to his election as a director: and 75,000 shares reserved for issuance under non-qualified options issued to non-employee directors of the Company exercisable at March 5, 2004.

(6) The number of shares beneficially owned by Mr. Thomae and Mr. Sartor represent shares of the Company's Common Stock reserved for issuance through options issued under the Company's 1995 Flexible Incentive Plan.

(7) The number of shares beneficially owned by Mr. Stephen M. Gose, Jr. and Mr. Thomas H. Gose each includes 75,000 shares of the Company's common stock reserved for issuance under non-qualified options issued to non-employee directors of the Company exercisable at March 5, 2004.

(8) The number of shares beneficially owned by Mr. Thomas H. Gose includes 774,601 shares owned directly.

(9) Mr. Bookout and Mr. Stark have no ownership position at this time. Both have 25,000 shares in stock options that are not yet exercisable.

(10) Mr. Yates is considered a beneficial owner of the shares held by his employer, Kayne Anderson. He does not have voting and investment power over these shares.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

Section 16(a) of the '34 Act requires that the Company's directors, executive officers, and persons who own more than ten percent (10%) of the Common Stock file initial reports of ownership and reports of changes in ownership of Common Stock with the Securities and Exchange Commission ("SEC"). Officers, directors, and stockholders who own more than ten percent (10%) of the Common Stock are required by the SEC to furnish the Company with copies of all Section 16(a) reports they file. The company is required to report in this Proxy Statement any failure of its directors and officers and beneficial owners of more than ten percent (10%) of the Company's common stock to file by the relevant due date any of these reports during the Company's fiscal year. To the Company's knowledge, based on a review of such available reports, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors, and ten percent (10%) stockholders during 2003 were complied with.

EXECUTIVE OFFICERS

The Executive Officers of the Company serve at the discretion of the Board of Directors and are chosen annually by the Board at its first meeting following the Annual Meeting of Shareholders. The following table sets forth the names and ages of the Executive Officers of the Company and all positions held with the Company.

Name		Age	Title
James E. Sigmon	(1)	55	President and Chief Executive Officer Director
James J. Bookout	(2)	42	Chief Operating Officer Vice-President
P. Mark Stark	(3)	49	Chief Financial Officer Vice-President - Finance
Roberto R. Thomae	(4)	53	Corporate Secretary Vice-President - Capital Markets
Richard A. Sartor	(5)	51	Controller

(1) Mr. Sigmon has served as the Company's President since February 1985. He has been a Director of the Company since July 1984. He served as a Director of ExproFuels, Inc. through November 1998. Mr. Sigmon has been active for 31 years in the exploration and development of oil and gas properties. Prior to joining the Company, Mr. Sigmon served in the management of a private oil and gas exploration company active in drilling oil and gas wells in South Texas. Mr. Sigmon received his Bachelor of Science degree in electrical engineering from the University of Texas at Arlington in 1971.

(2) Mr. Bookout has served as Vice President and Chief Operating Officer of the Company since June 2003. He now directs all of the Company's exploration, drilling and production functions. He has some 20 years' experience in exploration and production operations, serving in operations positions with such firms as Pioneer Natural Resources USA Inc. (NYSE: PXD), Abraxas Petroleum Corp. (AMEX:ABP) as Senior Operations Engineer from 1997 until moving to Networkinternational as Engineering/Marketing Manager in 1999, and Venus Exploration Inc. (OTC:VENX.PK) as Operations Manager from 2001 until joining TXCO in 2002 as Operations Manager. He received a Bachelor of Science degree in petroleum engineering from Texas A&M University in 1984.

(3) Mr. Stark joined TXCO in June 2003 as Vice President, Treasurer and Chief Financial Officer. He now oversees the Company's accounting, finance and treasury functions. Mr. Stark has more than 25 years of corporate financial experience with an emphasis in the natural resources and agribusiness industries. From 1995 through 1998, Mr. Stark served as Chief Financial Officer for Dawson Production Services Inc. (NYSE:DPS) an oil field service company. From 1998 through 2000 he served as the CFO for Alamo Water Refiners, Inc., a privately held manufacturing and distribution company. Between, 2000 and 2002 Mr. Stark served as Chief Financial Officer for Venus Exploration, Inc., a publicly held exploration company. Prior to joining TXCO, Mr. Stark provided financial consulting and advisory services to a privately held distribution company. He received a Bachelor of Business Administration degree from the University of Texas at Austin in 1977 and a Master of Business Administration degree from Southern Methodist University in 1978.

(4) Mr. Thomae was named Vice President of Capital Markets in June 2003 with responsibilities for the Company's financial markets and investment community contacts, investor relations and corporate communications. He continues to serve as Secretary since March 1997. He served as Chief Financial Officer, Treasurer and Vice President-Finance of the Company from September 1996 through June 2003. From September 1995 through September 1996 he was a consultant to the Company in a financial management capacity. From 1989 through 1995 Mr. Thomae was self-employed as a management consultant primarily involved in the development of domestic and international oil and gas exploration projects and the marketing of refined products. He received a Bachelor of Business Administration degree in accounting, with honors, from the University of Texas at Austin in 1974.

(5) Mr. Sartor has served as Controller of the Company since April 1997. A Certified Public Accountant since 1980, Mr. Sartor operated a private practice from 1989 through March 1997. Mr. Sartor received a Bachelor of Business Administration degree from the University of Texas at Austin in 1974 and a Master of Business Administration degree from the University of Texas at San Antonio in 1990.

EXECUTIVE COMPENSATION

Report of the Compensation Committee and the Board of Directors

The following report of the Board of Directors and the performance graph that appears immediately after such report shall not be deemed to be soliciting material or to be filed with the SEC under the Securities Act of 1933 or the Securities Exchange Act of 1934 or incorporated by reference in any document so filed.

Board Compensation Report on Executive Compensation

The Compensation Committee of the Board of Directors reviews and approves the payment of compensation to all employees of the Company or its subsidiaries. The Committee consists of four members, all being independent directors, except for Mr. Alan L. Edgar. In addition, the Committee approves all incentive compensation plans including, without limitation, bonus plans, stock option plans and key employee compensation agreements. The Committee administers stock options granted under the 1995 Flexible Incentive Plan. The executive compensation policies and practices are designed to provide competitive levels of compensation that integrate pay with the Company's annual and long-term performance goals. Compensation of the executive officers of the Company is primarily comprised of base salary, long-term equity incentives, and miscellaneous other fringe benefits. During 2003, the Company entered into Change in Control letter agreements with each of its employees, providing two months' base pay for each year of service, if certain conditions occur, such as dismissal or demotion, within three years of a change of control as defined in the agreements. Payments to senior officers are a multiple of their annual salary rather than fluctuating with their years of service.

Compensation Philosophy and Objectives

Base Salary: The base salaries of the executive officers are established at levels deemed appropriate to attract and retain qualified executives who are instrumental in helping the Company achieve its business objectives. In establishing salaries, the Compensation Committee considers the recommendations of management, the amount and degree of responsibilities of the executive officers, the salaries of others similarly situated within the Company, the recent performance in the executive's areas of responsibility, and any changes in the cost-of-living. The Company also considers the competitiveness of the entire compensation package in determining the level of salaries. The salaries of the executive officers are reviewed annually and reflect the performances of the past year. As a result, the salaries received in 2003 reflected the individual performances in 2002 for officers with the Company during that year.

Stock Option Plan: The 1995 Flexible Incentive Plan was designed to align the long-term interests of key employees with shareholders. The Plan sets aside ten percent of outstanding shares, currently 2,338,115 shares, of the Company's Common Stock to be available to be offered to employees of the Company as a long-term incentive. The exercise price of such options may not be less than 100% of the fair market value per share of the Common Stock on the date of the grant. The number of options granted to any individual is dependent on the individuals' level of responsibility and ability to influence the performance of the Company. The Compensation Committee administers the 1995 Flexible Incentive Plan.

Fringe Benefits: From time to time, the Company makes available to key employees and executives certain other fringe benefits. The Company may provide club memberships, tickets to sporting or cultural events, tickets to community events, etc. To the extent that such items are taxable to the individual they are considered to be part of the individual's compensation package.

Executive Compensation

In March, 2001, the base salary compensation of Mr. James E. Sigmon, the Chief Executive Officer ("CEO"), was increased to a minimum of $210,000 per year from the previous $175,000 per year subject to terms specified in an employment agreement with the Company, as amended in 1994. The Compensation Committee evaluates the CEO's contribution to the Company's long-term financial and non-financial objectives. In addition, the Committee evaluates the performance of the CEO based upon a variety of factors including the Company's earnings per share, enhancement of asset values and quality and the extent to which business plan goals are met or exceeded. The Committee does not assign relative weights to any of the foregoing factors, but instead makes a subjective determination based upon a consideration of all such factors. Mr. Sigmon's base salary compensation has not increased since March 2001. During 1998, the CEO was awarded non-qualified incentive stock options to purchase 600,000 shares at 110% of current market price at date of grant, under the terms of the 1995 Flexible Incentive Plan. The stock options vest and are exercisable in specified amounts upon the Company's common stock attaining the following price levels: 200,000 shares at $5.00, 100,000 shares at $7.50, 100,000 shares at $10.00, 100,000 shares at $12.50 and 100,000 shares at $15.00. During 2002, the $5.00 and $7.50 levels were achieved and those shares vested and became exercisable. During 1996, The Board of Directors granted to the CEO a one percent (1%) overriding royalty interest, effective September 1, 1996, under all oil and gas leases that the Company has acquired or acquires while the CEO continues to serve in that capacity, proportionately reduced to the Company's interest in such leases. Under the terms of the new Change of Control letter agreement entered into in 2003, Mr. Sigmon would receive as much as three times his annual salary should certain conditions occur within three years of a change of control as defined in the agreement.

In summary, based on the performance of the Company during the past several years, and in light of their efforts put forth directing the Company, the Compensation Committee and the Board have determined that the compensation paid to the CEO, as described in the Summary Compensation Table below, as well as compensation paid to other Company officers, serve the best interests of the Company's Shareholders and continue to emphasize programs that they believe positively affect Shareholder value. This report is submitted by:

The Exploration Company Compensation Committee 2003 Members
Michael J. Pint, Stephen M. Gose, Jr., Robert L. Foree, Jr., Alan L. Edgar.

The Exploration Company Board of Directors 2003 Members
Stephen M. Gose, Jr., James E. Sigmon, Michael J. Pint, Robert L. Foree, Jr.,
Alan L. Edgar, Thomas H. Gose., Charles W. Yates, III

Comparative Performance Graph. The following graph compares the performance of the Company's common stock for the five-year period commencing December 31, 1998 to (i) the NASDAQ market composite index ("NASDAQ-US") and (ii) NASDAQ exploration and production companies comprised of approximately 31 active companies which trade on either the NASDAQ National Market System or the NASDAQ Small-Cap Market. The graph assumes that a $100 investment was made in the Company's common stock and each index on December 31, 1998, and that all dividends were reinvested. Also included are the respective investment returns based upon the stock and index values as of the end of each year during such five-year period. The information was provided by the Center for Research in Security Prices ("CRSP") of The University of Chicago Graduate School of Business. The index of exploration and production companies used includes all available NASDAQ stocks under SIC codes 1310-19 (companies engaged in oil and gas exploration and production operations) actively traded on NASDAQ during the comparative term. The list of comparative companies is available to shareholders directly from CRSP or may be obtained at no cost from the Company by writing the Company or telephoning (210) 496-5300 and requesting the information.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN



Date	Company Index	Market Index	Peer Index
12/31/99	194	185	103
12/31/00	294	112	215
12/31/01	212	89	161
12/31/02	298	61	160
12/31/03	610	92	282

Compensation Committee Interlocks and Insider Participation. There are no interlocks between the members of the Board of Directors and other corporations nor any material transactions between the Company and such members.

Summary Compensation Information. The following table contains certain information for each of the calendar and fiscal years ended as indicated with respect to the chief executive officer and those executive officers of the Company as to whom the total annual salary and bonuses exceed $100,000:

SUMMARY COMPENSATION TABLE

	Year Ended	Salary	Bonus	Other Annual Compensation		All Other Compensation
James E. Sigmon	12/31/03	$210,000	$8,750	(1)	$434,820	$671
President & CEO	12/31/02	210,000	8,750	(1)	265,354	393
	12/31/01	201,250	8,750	(1)	210,099	592
Roberto R. Thomae	12/31/03	150,000	6,250		-0-	235
VP - Capital Markets &	12/31/02	126,669	5,625		-0-	177
Corporate Secretary	12/31/01	111,250	4,792		-0-	237
James J. Bookout	12/31/03	109,463	4,750		-0-	77
VP & COO	12/31/02	69,251	4,000		-0-	28
Richard A. Sartor	12/31/03	100,200	4,175		-0-	141
Controller	12/31/02	88,051	3,875		-0-	102
	12/31/01	76,946	3,375		-0-	147

(1) Represents income from overriding royalty interests in Company oil and gas properties.

OPTION GRANTS IN LAST FISCAL YEAR

Name	# Options Granted	% of Total Options Granted to Employees In Fiscal Year	Exercise Price per share	Expiration Date	Grant Date Value (1)
James E. Sigmon President & CEO	None	N/A	N/A	N/A	N/A
P. Mark Stark VP-Finance & CFO	25,000	17.24	4.38	06/20/2013	$1.46
James J. Bookout VP & COO	25,000	17.24	4.38	06/20/2013	$1.46
Roberto R. Thomae VP - Capital Markets & Corporate Secretary	None	N/A	N/A	N/A	N/A
Richard A. Sartor Controller	10,000	6.90	4.38	06/20/2013	$1.46

(1) The fair value for all options granted, whether vested or not, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumption: risk-free interest rate of 3.12%; dividend yield of 0%; volatility factors of the expected market price of the Company's common stock of 90% and a weighted-average expected life of the option of three years.

AGGREGATED OPTION ACTIVITY IN LAST FISCAL YEAR

Name	# Shares Exercised	Value Realized	Number of Unexercised Options/SARs Exercisable	Number of Unexercised Options/SARs Unexercisable	Value of Unexercised Options/SARs Exercisable	Value of Unexercised Options/SARs Unexercisable (1)
James E. Sigmon(2)	N/A	N/A	400,000	300,000	$1,527,500	$1,192,500
P. Mark Stark	N/A	N/A	N/A	25,000	N/A	43,000
James J. Bookout	N/A	N/A	N/A	25,000	N/A	43,000
Roberto R. Thomae	N/A	N/A	175,000	N/A	657,750	N/A
Richard A. Sartor	N/A	N/A	50,000	10,000	177,875	17,200

(1) Value of unexercised options calculated as the difference in the stock price at period end and the option price.
(2) 400,000 of Mr. Sigmon's unexercised options were exercisable as of December 31, 2003, and the remaining 300,000 options vest and are exercisable in specified amounts upon the Company's common stock attaining the following price levels: 100,000 shares at $10.00; 100,000 shares at $12.50 and 100,000 shares at $15.00.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders	1,683,000	$ 2.78	393,305
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,683,000	$ 2.78	393,305

Employment Agreement. In March 2001, the Company amended an employment agreement with its President, Mr. James E. Sigmon, which set his salary at a minimum of $210,000 annually. During fiscal 2000, Mr. Sigmon's salary was $175,000. In 1996, under the terms of the employment agreement, Mr. Sigmon was granted a one percent (1%) overriding royalty interest in all oil and gas leases acquired by the Company during his term as President, proportionately reduced to the Company's interest in such leases. Mr. Sigmon's Employment Agreement is terminable upon 90 days notice but his right to the overriding royalty interest is vested and cannot be terminated. Under the terms of the new Change of Control letter agreement, Mr. Sigmon would receive as much as three times his annual salary should certain conditions occur within three years of a change of control as defined in the agreement.

Certain Relationships And Related Transactions. During January and February 2004, certain investors exercised their warrants to purchase a total of 1,238,096 shares of the Company's common stock at $3.00 per share. Pursuant to the terms of his investment banking advisory agreement entered into in 2000, upon closing of the sale, Mr. Alan L. Edgar received an advisory fee totaling $223,000. Mr. Edgar is a member of the Board of directors and has served on the Compensation, Audit and Nominations Committees.

PROPOSAL II -- RATIFY APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors has appointed Akin, Doherty, Klein & Feuge, P.C. ("Akin Doherty") as independent certified public accountants for the Company for calendar year 2004. Akin Doherty has acted in the same capacity since 1995.

A representative of Akin Doherty is expected to attend the Meeting, will have the opportunity to make a statement if he decides to do so, and will be available to answer questions. Although law does not require the submission of this matter to the shareholders, the Board of Directors will reconsider its selection of independent accountants if this appointment is not ratified by the shareholders. Ratification will require the affirmative vote of the majority of the shares of Common Stock represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE AUDITORS.

SHAREHOLDER PROPOSALS FOR 2005 ANNUAL MEETING

It is anticipated that the 2005 Annual Meeting of Shareholders will be held on May 13, 2005. Proposals of shareholders intended to be presented at the 2005 Annual Meeting must be received in writing by the Secretary of the Company at its principal offices, 500 North Loop 1604 East, Suite 250, San Antonio, Texas, 78232, not later than December 17, 2004.

OTHER MATTERS

No other business other than the matters set forth in this Proxy Statement is expected to come before the meeting, but should any other matters requiring a vote of shareholders arise, including a question of adjourning the Meeting, the persons named in the accompanying proxy will vote thereon according to their best judgment in the interests of the Company. In the event that any of the nominees for director should withdraw or otherwise become unavailable for reasons not presently known, the persons named as proxies in the accompanying proxy will vote or refrain from voting for other persons in their place in what they consider the best interests of the Company.

The foregoing Notice and Proxy Statement are sent by order of the Board of Directors.

/s/ Roberto R. Thomae
Corporate Secretary and
Vice President - Capital Markets

April 23, 2004
San Antonio, Texas

STOCKHOLDERS ARE URGED, REGARDLESS OF THE NUMBER OF SHARES OF COMMON STOCK OWNED, TO VOTE BY TELEPHONE, INTERNET OR TO DATE, SIGN, AND RETURN THE ENCLOSED PROXY. YOUR COOPERATION IN GIVING THESE MATTERS YOUR IMMEDIATE ATTENTION AND IN RETURNING YOUR PROXY PROMPTLY IS GREATLY APPRECIATED.

<u>**The Exploration Company of Delaware, Inc.**</u>

Audit Committee Charter

The Audit Committee (the "committee"), of the Board of Directors (The "board") of The Exploration Company of Delaware, Inc. (the "company"), will have the oversight responsibility, authority and specific duties as described below.

Composition

The committee will be comprised of three or more financially astute directors as determined by the board. The members of the committee will meet the independence and experience requirements of the Nasdaq Stock Market ("Nasdaq"). At least one member of the committee must qualify as a "financial expert" under the requirements put forth by the Securities and Exchange Commission ("SEC"). The members of the committee will be elected annually at the organizational meeting of the full board held immediately after the annual shareholders meeting and will be listed in the annual report to shareholders. One of the members of the committee will be elected committee chair by the board.

Responsibility

The committee is a part of the board. Its primary function is to assist the board in fulfilling its oversight responsibilities with respect to (i) the annual financial information to be provided to shareholders and the SEC; (ii) the system of internal controls that management has established; and (iii) the external audit process. In addition, the committee provides an avenue for communication between the independent accountants, financial management and the board. The committee should have a clear understanding with the independent accountants that they must maintain an open and transparent relationship with the committee, and that the ultimate accountability of the independent accountants is to the committee. The committee will make regular reports to the board concerning its activities.

While the audit committee has the responsibilities and powers set forth in this charter, it is not the duty of the audit committee to plan or conduct audits or to determine that the company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the audit committee to conduct investigations, to resolve disagreements, if any, between management and the independent accountants or to assure compliance with laws and regulations and the company's business conduct guidelines.

Authority

The committee is granted the authority to investigate any matter or activity involving financial accounting and financial reporting, as well as the internal controls of the company. In that regard, the committee will have the authority to approve the retention of external professionals to render advice and counsel in such matters. All employees will be directed to cooperate with respect thereto as requested by members of the committee.

Meetings

The committee is to meet at least four times annually and as many additional times as the committee deems necessary. Content of the agenda for each meeting should be cleared by the committee chair. The committee is to meet in separate executive sessions with the chief financial officer and the independent accountants at least once each year and at other times when considered appropriate.

Attendance

Committee members will strive to be present at all meetings. As necessary or desirable, the committee chair may request that members of management and representatives of the independent accountants be present at committee meetings.

Specific Duties

In carrying out its oversight responsibilities, the committee will:

1. Review and reassess the adequacy of this charter annually and recommend any proposed changes to the board for approval. This should be done in compliance with applicable Nasdaq audit committee requirements.

2. Review with the company's management and independent accountants the company's accounting and financial reporting controls. Obtain annually in writing from the independent accountants their letter as to the adequacy of such controls.

3. Review with the company's management and independent accountants significant accounting and reporting principles, practices and procedures applied by the company in preparing its financial statements. Discuss with the independent accountants their judgements about the quality, not just the acceptability of the company's accounting principles used in financial reporting.

4. Review the scope and general extent of the independent accountant's annual audit. The committee's review should include an explanation from the independent accountants of the factors considered by the accountants in determining the audit scope, including the major risk factors. The independent accountants should confirm to the committee that no limitations have been placed on the scope or nature of their audit procedures. The committee will review annually with management the fee arrangement with the independent accountants.

5. The committee is directly responsible for the appointment, compensation, retention and oversight of the registered public accounting firm that is retained to perform audit services and issue an audit report (elsewhere referred to as the "independent accountants" or "auditor"). The independent accountants shall report directly to the committee.

6. Requests for non-audit services to be provided by the independent auditor will come to the committee for approval prior to engagement of the auditor, in accordance with established procedure.

7. Review and approve in advance any related-party transactions that qualify under Item 404 of Regulation S-K.

8. Prepare the report that the SEC requires to be included in the Company's annual proxy statement and review the matters described in such report.

9. Review the complaint handling procedure and retention policy for adequacy. Follow-up on complaints or tips received regarding accounting, internal accounting controls and/or auditing matters.

Last modified in January 2004.

The Exploration Company of Delaware, Inc.

Governance and Nominating Committee Charter

<u>Purpose</u>
The Governance and Nominating Committee is appointed by the Board of Directors to:

- identify individuals qualified to become board members,

- select, or recommend that the Board select, the director nominees for the next annual meeting of shareholders, and

- develop and recommend to the Board a set of corporate governance principles applicable to the Company.

<u>Committee Membership</u>
The Committee will be composed of a majority of directors who satisfy the definition of "independent" under the listing standards of The Nasdaq Stock Market (Nasdaq). The Committee members will be appointed by the Board and may be removed by the Board in its discretion. The Committee shall have the authority to delegate any of its responsibilities to subcommittees as the Committee may deem appropriate, provided the subcommittees are composed entirely of independent directors.

Inclusion of any non-independent directors on this committee is subject to Nasdaq Rule 4350(c)(4)(C), which allows inclusion of one non-employee director for up to two years, under exceptional and limited circumstances when their inclusion is in the best interests of the company and its shareholders.

<u>Meetings</u>
The Committee shall meet as often as its members deem necessary to perform the Committee's responsibilities.

<u>Committee Authority and Responsibilities</u>
The Committee will have the authority, to the extent it deems necessary or appropriate, to retain a search firm to be used to identify director candidates. The Committee shall have sole authority to retain and terminate any such search firm, including sole authority to approve the firm's fees and other retention terms. The Committee shall also have authority, to the extent it deems necessary or appropriate, to retain other advisors. The Company will provide for appropriate funding, as determined by the Committee, for payment of compensation to any search firm or other advisors employed by the Committee.

The Committee will make regular reports to the Board and will propose any necessary action to the Board. The Committee will review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. The Committee will annually evaluate the Committee's own performance.
The Committee, to the extent it deems necessary or appropriate, will:

- Identify individuals qualified to become members of the Board.

- Approve director nominations to be presented for shareholder approval at the annual meeting and to fill any vacancies.

- Select, or recommend to the Board, director nominees to fill vacancies on the Board as necessary.

- Make recommendations to the Board regarding the size and composition of the Board and develop and recommend to the Board criteria (such as, independence, experience relevant to the needs of the Company, leadership qualities, diversity and ability to represent the shareholders) for the selection of individuals to be considered as candidates for election to the Board.

- Develop and recommend to the Board for approval a set of corporate governance principles applicable to the Company and review such guidelines at least annually and recommend changes as necessary.

- Oversee the evaluation of the Board and its committees, which may include developing and recommending an annual self-evaluation process.

- Oversee the evaluation of management.

Last modified March 2004

<u>**The Exploration Company of Delaware, Inc.**</u>

Procedure For Audit Committee Approval of Non-Audit Services

1. <u>Periodic Reports to Audit Committee</u>

   - Akin, Doherty, Klein & Feuge, P.C. ("ADKF") and the Company will make formal reports to the Audit Committee at its meetings, as necessary:

     (a) amount of fees paid for non-audit services for the year-to-date period; and

     (b) status of all engagements for non-audit services.

2. <u>Prohibited Services</u>

   - ADKF will not be engaged to perform any of the following non-audit services:

     (a) bookkeeping;

     (b) financial information systems design and implementation;

     (c) appraisal or valuation services;

     (d) fairness opinions;

     (e) actuarial services;

     (f) internal audit outsourcing services;

     (g) management or human resources services;

     (h) broker or dealer, investment advisor or investment banking services;

     (i) legal services or expert services unrelated to the audit; and

     (j) any other non-audit services that the Public Company Accounting Oversight Board deems impermissible.

3. <u>Pre-Approval of Permitted Non-Audit Services</u>

   - The Audit Committee must pre-approve all engagements for non-audit services.

4. <u>Procedure for Obtaining Approval</u>

   - To obtain approval of non-audit services, Company management will:

     (a) notify the Audit Committee about the proposed engagement; and

     (b) provide the Audit Committee information about:

        (i) the nature of the proposed engagement;

        (ii) the anticipated fee;

        (iii) the estimated time frame during which the services will be provided, and

        (iv) any other information about the services that Company management deems pertinent.

   - The Audit Committee will meet, by teleconference or otherwise, to discuss the request for approval and to reach a consensus about whether to grant, or withhold, approval.

5. <u>Delegation of Approval Authority</u>

   - The Audit Committee may, in its discretion, delegate to a single member of the Committee the authority to pre-approve any non-audit services. For the year 2004, the Audit Committee has delegated the authority to pre-approve any non-audit services to the Chairman of the Audit Committee.

   - Periodically and in its discretion, the Committee may rotate the responsibility for pre-approval among the various Committee members.

   - The Committee member responsible for pre-approval of non-audit services will present his decisions to the full Audit Committee at each of Committee's regularly scheduled meetings.

Last modified March 2004

**FRONT SIDE OF PROXY
CARD**

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

PROXY

THE EXPLORATION COMPANY OF DELAWARE, INC.

Stephen M. Gose, Jr., Michael J. Pint, Robert L. Foree, Jr., Alan L. Edgar, Thomas H. Gose, Charles W. Yates, III, and James E. Sigmon or any of them, with power of substitution of each, are hereby authorized to represent the undersigned at the Annual Meeting of Shareholders of The Exploration Company, to be held at The Petroleum Club of San Antonio, 8620 North New Braunfels Avenue, San Antonio, Texas, on Friday, May 14, 2004, at 10:00 A.M. and any adjournment thereof, and to vote the number of shares which the undersigned would be entitled to vote if personally present.

TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS RECOMMENDATION JUST SIGN THE REVERSE SIDE; NO BOXES NEED TO BE CHECKED.

**UNLESS VOTING ELECTRONICALLY OR BY PHONE,
PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE**

SEE REVERSE
SIDE

SEE REVERSE
SIDE

BACK SIDE OF PROXY CARD

[X]   Please mark votes as in this example.

   This proxy will be voted as you direct below. In the absence of such direction, it will be voted FOR all of the Directors and FOR each of the Proposals below.

1.   To elect two nominees as Class C Directors:

Nominees: Mr. Michael J. Pint and Mr. James E. Sigmon

   FOR [ ]   WITHHELD [ ]

   [ ]_____
      For all nominees except as noted above

2.   Proposal to Ratify the appointment of Akin, Doherty, Klein & Feuge, P.C. certified public accountants, as independent auditors for the Company and its subsidiaries for the calendar year ending December 31, 2004; and

   FOR [ ]   AGAINST [ ]   ABSTAIN [ ]

3.   To transact any other business as properly may come before the meeting or any adjournment thereof.

PLEASE DO NOT FOLD OR MUTILATE THIS CARD.

NOTE: Please sign exactly as name appears. Joint owners should each sign. Executor, Administrator, or Guardian, please give full title as such. If signer is a corporation, please sign with the full corporation name by duly authorized officer or officers.

SIGNATURE:_____   DATE:_____

SIGNATURE:_____   DATE:_____